Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-144723

Date: August 28, 2007

The following slides have been added to the Powerpoint slide presentation of Yamana Gold Inc. entitled “A Transforming Combination”.  The presentation was filed as Exhibit (a)(5)(E) to the Schedule TO filed by Yamana Gold Inc. on July 19, 2007.

Description Yamana completed its acquisition of Viceroy on January 3, 2007, adding the Gualcamayo gold project in San Juan, Argentina. Since announcement of the acquisition, Yamana has: Increased M & I Resources by 1.1 million ounces or 76.8%; Converted 1.7 million oz of M&I Resources into P& P Reserves; Increased Inferred Resource by 48K ounces or 7.9%; and Delivered a positive feasibility study Drilling continues at the AIM Satellite deposits and at the QDD Lower West Zone target with the expectation for further significant resource additions August 16, 2006 Announcement Date Stock Type Viceroy Exploration Target Yamana Acquiror Case Study – Growth via Acquisition Yamana/Viceroy (Gualcamayo) Reserve/Resource Increase Total resource increase since deal announcement a year ago of 1,144,000 ounces . . . and still growing

Current At Formation 402,100 oz 1,040,800 oz 556,000 oz Expected by end of 2007 Feasibility Study Expected annual production of approximately 100,000 oz Other Notes n/a Inferred Resources n/a M&I Resources n/a P&P Reserves August 2003 Date YRI Formed Case Study - Organic Growth C1 Santa Luz Progress

IMPORTANT NOTICE:  This communication does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer as amended by a notice of variation and extension and is mailing the offer and take-over circular and notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notice of variation and extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notice of variation and extention and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, the notice of variation and extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

For further information, contact:

YAMANA GOLD INC.

Peter Marrone	Jodi Peake
Chairman & Chief Executive Officer	Director, Investor Relations
(416) 815-0220	(416) 815-0220
Email: investor@yamana.com	Email: investor@yamana.com
www.yamana.com	www.yamana.com

MEDIA CONTACT:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024